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Saxon Capital Group

At Saxon Capital Group, we believe in a future where every commercial building, home, and greenhouse is a clean energy powerhouse. Our vision is to lead the way in sustainable construction, setting new standards for energy efficiency, environmental responsibility, and quality of life. We are commit ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



WATCH THIS 90 SECOND VIDEO
Energy Glass Solar™ - Patented, Optically Cle...
ENERGY GLASS SOLAR
www.EnergyGlassSolar.com
PATENTED, OPTICALLY CLEAR PHOTOVOLTAIC BIPV SOLAR GLASS WITH 100% FIELD OF VISION THAT CREATES RENEWABLE ENERGY FROM ANY LIGHT SOURCE
RECEIVE A 30% TAX CREDIT FOR THE GLASS AND INSTALLATION ON YOUR CURRENT OR NEXT BUILDING PROJECT
www.EnergyGlassSolar.com

SAXON CAPITAL GROUP

Raised	Days Left
$1,875	95

Launch — 2: $10,000 Min — 3: $5,000,000 Max

Overview | Team | About | Communication Channel | Updates

Business Description

Saxon Capital Group, (SCGX-OTC) is in the business of supplying its patented nano technology, electricity producing glass in buildings, homes and greenhouses. Its primary products are Energy Glass Solar™, www.EnergyGlassSolar.com, and Solar Home Builders, www.SolarHomeBuilders.com

Energy Glass Solar™, a patented, Optically Clear Photovoltaic Window System that produces continuous energy from sunlight, diffused, and ambient Light. Energy Glass Solar™ qualifies for the Federal 30% Investment Tax Credit. The credit is for the glass, framing, installation, labor and architectural drawings, and using Energy Glass will often accelerate the permitting process. Energy Glass qualifies for the PACE program and most all other government requirements.

In a recent 4-month Third Party Validation trial done in Spain, the Energy Glass Panels retrofitted on a 5300 sq ft greenhouse roof supplied all the electricity needed to run the equipment without the need of hooking up to the grid. The cost of power was "0". The company is presently in negotiations to retrofit several greenhouses with Energy Glass, saving them thousands of dollars a month in energy costs.

The company is presently preparing to launch a "tiny" home that can be run completely off the grid using Energy Glass for windows and walls. Tiny homes are one of the fastest growing segments of the home building industry worldwide. The current market for 'tiny" homes in the U.S. is $22 billion per year.



ENERGY GLASS SOLAR
Tomorrow's Solar Technology, Available Today
Patented, Optically Clear Vertical Building Photovoltaic Window System That Produces Continuous Electricity From Sunlight, Diffused, Ambient Light And Ground Reflectance And Has 100% Field Of Vision.
See a Short Demonstration Video
www.EnergyGlassSolar.com
SCAN ME
SAVE A MINIMUM OF 30% OFF YOUR NEXT GLASS INSTALLATION PROJECT WHILE CREATING USABLE ELECTRICITY AND REDUCING MONTHLY ENERGY BILLS
Energy Glass Is Produced By A 30 Year Old Glass Manufacturer With International Installations.

Saxon Capital Group Vision

IMAGINE: *A HIGH-RISE BUILDING AS A SOLAR TOWER 100 STORIES TALL.*
IMAGINE: *A GREENHOUSE IN THE DESERT RUNNING WITH NO CONNECTION TO THE GRID.*
IMAGINE: *A HOME PRODUCING IT'S OWN ELECTRITY THROUGH THE ROOF, WALLS AND WINDOWS.*

Security Type:

Equity Security

Price Per Share

$2.50

Shares For Sale

49,600

Post Money Valuation:

$118,356,590

Investment Bonuses!

Bonuses:

Reward Incentives:

Invest $5,000+ and receive a $500 discount on Saxon Capital Group Tiny Home.

Invest $10,000+ and receive a $1,000 discount on Saxon Capital Group Tiny Home.

Invest $25,000+ and receive a $2,500 discount on Saxon Capital Group Tiny Home.

Amount-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):

Invest $0+ and receive 5% Bonus Shares.

Invest $5,000+ and receive 10% Bonus Shares.


Imagine, A High-Rise Building as A Solar Tower Producing Electricity from The Sun
Imagine, A Greenhouse in The Middle of The Desert with No Electricity or Water Connection but Growing Produce All Year Long
Imagine, A Home Running Completely Off the Grid by Producing Its Own Electricity
Powered By ENERGY GLASS SOLAR™
Energy Glass Solar™, Creating Towers of Electricity from Windows, Walls and Roofs Anywhere That There Is Sun.
ENERGY GLASS SOLAR.
SAXON

At Saxon Capital Group, we believe in a future where every commercial building, home, and greenhouse is a clean energy powerhouse. Our vision is to lead the way in sustainable construction, setting new standards for energy efficiency, environmental responsibility, and quality of life. We are committed to driving innovation in solar technology, ensuring that we provide energy-efficient glass and other products to the world that is affordable and accessible to all.

Energy Glass Solar Highlights:

- 1) Patented, Electric Producing: "OPTICALLY CLEAR" Solar glass for any application
- 2) Manufactured by a 27-year-old commercial glass manufacturer.
- 3) Qualifies for the 30% Federal Solar Tax Credit
- 4) No Sales Tax
- 5) Creates monthly Energy Savings on entire building
- 6) 100% first year accelerated depreciation
- 7) Pricing comparable to standard plate glass
- 8) Hurricane resistant, bomb resistant, bullet proof

The Opportunity

This is your chance to invest in a company dedicated to making sustainable living a reality. With our innovative homes, we are poised to make a significant impact on the housing market and the environment. Energy Glass Solar used in buildings and greenhouses create solar towers that can be run predominantly on their own, off the grid, helping to eliminate our dependance or fossil fuels that destroy and pollute the very air we breathe. Don't miss this opportunity to be part of the green revolution.

Energy Glass Solar™, a one of a kind, *patented*, 100% Field of Vision glass that produces continuous energy from any external or internal light sources with no grids, dots, lines, or distortion, that can be used in buildings, homes, stadiums, automobiles, yachts, railings, and anywhere glass is being used.

Energy Glass Solar™ reduces the need for large, ugly solar panels and ocean destroying windmills, saving the environment and preserving valuable land worldwide.

Energy Glass Solar contains no window films, coatings that crack or peel, and has a 20+ yr. estimated lifespan like typical plate glass, requiring no special maintenance during its lifespan.

Energy Glass Solar™ is not an addition to a home or building as are solar panels or windmills. Energy Glass Solar™ simply replaces regular glass for glass that creates electricity from the sun, not taking up additional space as do solar panels and windmills. Energy Glass is not an additional cost, it's just a replacement. Energy Glass qualifies for the 30% Federal Investment Tax Credit, greatly reducing the cost of the glass for most users.

ENERGY GLASS SOLAR™ OPTICALLY CLEAR PHOTOVOLTAIC WINDOW SYSTEM

*Investors can only receive one (1) amount-based incentive per investment.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

April 30, 2025

Minimum Investment Amount:

$250

Target Offering Range:

$10,000-$124,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

The Benefits Of Energy Glass Solar™

Appearance of Normal Glass

- Optically clear and free from eye distortion
- Has the ability to be custom cut to fit
- Choice of "clear", or any color
- No grids, lines or distortion in the vision field



Applications of Product Line

- Mid & High Rise Office Towers
- Large Housing/Shopping Developments
- Commercial Greenhouses
- Airports & Shopping Malls
- Stadiums, Arena's & Sports Complexes
- Residential Homes
- Land & Sea vehicle; (free from distortion)



Strength of Product Line

- Natural and man made disaster resistant to Fire, Bombs, Bullets, Forced Entry, Hurricanes & Tornado's
- Inorganic paretic co-infused into interlayer, (not sprayed).
- Not a coating, will not chip, peel, crack or degrade.
- Choice of any glass make up



Industry Standard

- Based upon global glazing methods, standards and codes
- Is not a coating that could chip, peel or degrade
- Exceptional immediate scale up ability
- Manufacturing based upon standard industry equipment



Using Energy Glass Solar™, Virtually Any Glass Surface Large or Small, Can Be Made To Generate Solar Energy:

- **Mid & High Rise Office Towers**
- **Large Housing/Shopping Developments**
- **Commercial Greenhouses**
- **Airports & Shopping Malls**
- **Stadiums, Arena's & Sports Complexes**
- **Residential Homes**
- **Automobiles, Boats…**

Energy Glass Solar™ products and make-ups have the ability to be as varied and diverse as all glass industry monolithic, laminated, insulated and threat resistant glass products while providing the "value add" of generating electricity from light. Our standard types include, Laminated, Insulated, Double Insulated, Triple Insulated and can meet most any need and near any Disaster Resistance specification.

Energy Glass Solar™ Can Be Manufactured To Be:

- **– Fire Resistant**
- **– Bomb Blast Resistant**
- **– Bullet Resistant**
- **– Forced Entry Resistant**
- **– Hurricane and Tornado Resistant**

HOW PATENTED ENERGY GLASS SOLAR™ WORKS:

ENERGY GLASS SOLAR™ SCIENCE

Energy Glass Solar™ uses inorganic nanoparticles that are co-infused in a polycarbonate interlayer, which is then laminated between two lites of 1/4" inch glass. The nanoparticles redirect components of the light spectrum to the edge of the glass while letting most of the spectrum through. The light that reaches the edge of the glass is collected and sent to our patented edge frame collectors. Because our edge collectors are at the edge of our glass and actually fit inside of the photovoltaic curtain wall framing system, they are protected and do not suffer degradation from IR as typical solar cell installations do.

Technology Overview:


Sunlight
Artificial Light
Diffused Light
Backup Power Supplies
Support
Charge Controller
A.C.
D.C.
Power Conversion
D.C.
Power Storage System
ENERGY GLASS

Energy Glass Solar™ produces 3-4 watts, per sq. ft. at peak, dependent on location, size, orientation, thickness and formula. This can be enhanced to produce additional output. Electricity generated can be inverted back to the grid, battery backup or direct to DC equipment! This means a Feed-In-Tariff opportunity could be available, thus generating revenue from your windows and/or reducing your building's energy consumption.

Energy Glass Solar™ qualifies for the Federal ITC, (Investment Tax Credit), currently at 30%. The 30% ITC covers the glass, labor, frames, installation and staging. There is also a first year accelerated depreciation on the building. Simply put, a $10 million dollar glass installation would be qualified for a minimum of 30% tax credit, reducing the cost by $3 million dollars, bringing the cost down to $7 million dollars. Many states, counties and municipalities have additional credits for those installing solar, bringing the total cost of glass down even further.

SOLAR HOME BUILDERS


Solar Home Builders
POWERED BY THE SUN
SAF - GLAS
ENERGY GLASS SOLAR
SAXON
Caribbean International Commerce
Dedicated To Transforming The Residential Construction Industry By Providing Energy-Efficient, Eco-Friendly, And Affordable Solar-Powered Homes

– **Innovative Design**. Expandable, solar-powered homes with state-of-the-art solar panels providing reliable and sustainable energy.
– **Eco-Friendly Living**. Homes built using sustainable materials and energy-efficient systems, reducing carbon emissions.
– **High Market Demand**. Growing interest in off-the-grid living solutions and energy independence.
– **Tax Incentives**. Benefit from the 30% ITC, making our homes a smart financial and environmental investment.
– **Affordable Pricing**. Homes starting at $85,000 offer a cost-effective solution for sustainable living.


Powered By ENERGY GLASS SOLAR™
Electric Producing Solar Roof
Clear Electric Solar Windows
Electric Producing Wall System
Electric Producing Carport

The demand for sustainable and off-the-grid homes is rapidly increasing. As climate change awareness and the benefits of renewable energy grow, so does the need for eco-friendly housing solutions. According to a recent [Fox Business article] (https://www.foxbusiness.com/lifestyle/demand-tiny-homes-spikes-housing-affordability-crisis-weighs-would-be-buyers), the demand for tiny homes has surged due to the housing affordability crisis. This trend aligns with our mission to provide affordable, sustainable homes

Problem

Power Generation is Struggling to Keep Pace

America's power grid is facing a serious reliability crisis. Power demand is expected to rise, while power generation is struggling to keep pace with increased electricity usage. The North American Electric Reliability Corporation (NERC) raised concerns for strains to power grid resources. Most of the U.S. electric grid was built in the 1960s and 1970s. Today, over 70% of the U.S. electricity grid is more than 25 years old, and that aging system is vulnerable to increasingly intense storms. **Introducing, Energy Glass Solar!**

Solution

As humanity responds to global warming, renewable, zero-carbon sources of energy, especially wind and solar energy, are replacing fossil fuels. That requires a new transmission grid. Energy Glass Solar™ creates energy from the sun, through glass, replacing energy needed from the Grid and in some cases sending excess power back to the grid. Energy Glass does not need the Grid to supply energy to a building or home.


Imagine, A High-Rise Building as A Solar Tower Producing Electricity from The Sun
Imagine, A Greenhouse in The Middle of The Desert with No Electricity or Water Connection but Growing Produce All Year Long
Powered By ENERGY GLASS SOLAR™
Imagine, A Home Running Completely Off the Grid by Producing Its Own Electricity
Electric Producing Roof
Clear Electric Producing Solar Windows
Electric Producing Carport
Electric Producing Wall System
Energy Glass Solar™, Creating Towers of Electricity from Windows, Walls and Roofs Anywhere That There Is Sun.
ENERGY GLASS SOLAR
OPTICALLY CLEAR PHOTOVOLTAIC GLASS
(OTC-SCGX)
SAXON
CAPITAL GROUP

Business Model

We intend to distribute our products through in inside direct selling efforts and through third party distributors. Currently we have four persons involved in our direct selling efforts, all of whom work for us on a consulting basis.

In addition to our direct selling efforts, we intend to engage distributors to promote and sell EnergyGlass products in international markets. For example, we have entered into a non-binding Memorandum of Understanding with PROCONSULT SA, a firm based in Spain which specializes in the [development, promotion, sale and installation of photovoltaic products]. The MOU contemplates that PROCONSULT will collaborate with us in the following areas: new business development, commercial promotion, technical consulting, construction of a local showroom in Spain. Per the MOU, they will work with us to promote Energy Glass products in Spain, Switzerland and Germany. This arrangement is subject to the negotiation and execution of a definitive agreement on mutually agreeable terms.

Market Projection

Large Market Potential!

The global architectural flat glass market **was estimated at USD 219.41 billion in 2023** and is projected to grow at a CAGR of 3.8% from 2024 to 2030.



Greenhouses

In a test project in Spain using Energy Glass Solar™, a 5000 sq. ft. greenhouse was powered and grew crops for 4 months, off the grid, producing power solely from the sun. The greenhouse market is projected to expand to $63 billion by 2033.



TINY HOME MARKET

The fastest growing segment of the home building market, this segment is projected to be at $27.8 billion in revenues by 2031.





Competition

Energy Glass Solar Stand on Top!

Current competition and solutions to the energy crisis comes from solar panels and windmills. Solar farms take up acres of land that could have better uses and windmills take up both farmland and miles of ocean, killing fish and polluting the waters. Each of these are extremely expensive additions to buildings, greenhouses and homes, where Energy Glass is simply replacing the glass currently used with electric producing glass that reduces the energy drawn from the grid.

Traction & Customers

1. Proven Performance: Successfully piloted at the Sears Tower for 8 years with zero failures, enduring harsh Chicago weather and extreme seasonal variations.

2. Market Validation: Over 50 patents filed, demonstrating technological innovation and leadership in the photovoltaic window sector.

3. Financial Incentives: Qualifies for federal and state tax credits, offering 30% Federal Investment Tax Credit and rapid depreciation benefits, enhancing financial viability.

4. Global Potential: Positioned in a $288 billion worldwide market, with millions in potential orders and pricing comparable to standard plate glass, ensuring competitive advantage and scalability.

Investors

Reason to Invest

Unless you're a fish living in the water, or caveman living in a cave, every day of your life, no matter where you go or what you do, you see glass. In buildings, homes, boats and automobiles, virtually everywhere you look is glass. Glass is becoming more prevalent in all construction. Double and triple pane glass to protect from heat and cold, colored glass to provide some relief from the sun, and shatter proof, hurricane glass to relieve splatter from breakage. Imagine if all that glass could produce electricity, reducing the use of fossil fuels, reducing the need for large, ugly solar panels and ocean destroying windmills, saving the environment and saving everyone billions of dollars on the cost of electricity. Energy Glass Solar™ is not an addition to a home or building as are solar panels or windmills, Energy Glass Solar™ simply replaces regular glass for glass that creates electricity from the sun. Energy Glass does not take up additional space as does solar panels and windmills, and Energy Glass is not a major additional cost, it's just a replacement. Energy Glass qualifies for the 30% Federal Investment Tax Credit, greatly reducing the cost of the glass for most users.

By investing in Saxon, you are supporting the development of sustainable housing and contributing to a greener future. Our innovative designs and commitment to quality make us a leader in the green building industry. Join us in revolutionizing the housing market and promoting sustainable living.

> **Destino Ranch** https://DestinoRanch.com **–** Saxon has signed an agreement with Destino Ranch, Arizona for the installation of Energy Glass Solar™ in all buildings on the property as well as building homes to be used as rentals for the complex.
> **Saxon is already trading under the symbol SCGX-OTC**
> **Leading edge, patented solar glass technology.**
> **$300 billion combined market for products**
> **Patented products**
> **Glass manufactured by a highly experienced 30-year-old glass company**
> **Saxon's Homes are manufactured by a 25-year-old international home builder.**
> **Saxon homes interiors will have Italian Design and Craftmanship designed by Award Winning Aicon Interiors, a division of The Aicon Group, Sicily.**
> **Saxon has a partnership with Caribbean International Commerce Holding for development of properties in the Caribbean and Ecuador.**
> **Saxon is debt free.**

Terms

Up to $124,000 in Common Stock at $2.50 per share with a minimum target amount of $10,000.

Offering Minimum: $10,000 | 4,000 shares of Common Stock
Offering Maximum: $124,000 | 49,600 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50 per Share
Minimum Investment Amount (per investor): $250.00

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $250.00. The Company must reach its Target Offering Amount of $10,000 by April 30, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

SAXON
CAPITAL
GROUP

Clifford Paul
CEO
Background

CEO of Saxon and PK Associates is one of the largest structural engineers in Arizona. Many of the projects that we have designed can be seen around Arizona such as: Banner Estrella Medical Center, City North, Kierland Commons, CityScape, Block 23 @ CityScape, 44 Monroe (34 stories), One Central Park East (27 Stories), ASU Downtown dormitories, Soleri Bridge, Frank Lloyd Wright Spire and many other highly visible and creative projects.

Overview   Team   About   Communication Channel   Updates

Company Name

Saxon Capital Group

Location

**7580 E Gray Rd #103
Scottsdale, Arizona 85260**

Number of Employees

10

Company Website

Incorporation Type

C-Corp

State of Incorporation

Nevada

Date Founded

November 12, 2003